Exhibit 99.1

Not for distribution in the United States

Ioneer Secures US$50 Million (A$72 Million) to Advance
U.S. Onshoring of Two Critical Minerals

Highlights
•         Firm commitments for an institutional placement to raise gross proceeds of approximately US$50 million (approximately A$72 million) at A$0.18 per share (~US$0.13)
•         Strong commitments from new and existing shareholders, including a number of high quality offshore and domestic institutions, reflecting the world class nature of Rhyolite Ridge
•         Equity raise will provide critical funding that will put the Company in a strong financial position through completion of the Strategic Partnering Process, a Final Investment Decision and Long Lead Items and Early Construction Works
•         Rhyolite Ridge stands ready to onshore U.S. production of two critical materials and is the only permitted, shovel ready lithium-boron project in the U.S.

30 January 2026 – SYDNEY, Australia – Ioneer Ltd (“Ioneer” or “Company”) (ASX: INR, NASDAQ: IONR) is pleased to announce that the Company has received firm commitments from institutional, professional and sophisticated investors to raise approximately US$50 million (approximately A$72 million) by way of a single-tranche placement comprising the issue of approximately 400 million new fully paid ordinary shares (“New Shares”) at an issue price of A$0.18 (~US$0.13) per New Share (“Placement”). The Placement was strongly supported by new and existing shareholders, reflecting the world class nature of the Rhyolite Ridge Lithium-Boron Project.

James Calaway, Ioneer Executive Chair, said:

“The result of this offering is a strong endorsement of Ioneer’s strategy and the market’s understanding of the unique value and importance of Rhyolite Ridge to help onshore U.S. critical minerals production. This funding milestone allows us to aggressively move towards commencing construction and advancing discussions with potential strategic partners.”

Bernard Rowe, Ioneer Managing Director, commented:

“This capital raise demonstrates clear market confidence in Ioneer and the Rhyolite Ridge Lithium-Boron Project. With permitting complete, these funds enable us to strengthen our position as a key U.S. domestic supplier of two critical minerals and efficiently move toward construction.”

Key Terms of Placement
Under the Placement, Ioneer will issue approximately 400 million New Shares utilizing its existing placement capacity pursuant to ASX Listing Rule 7.1.

The Offer Price of A$0.18 (~US$0.13) per share represents a 14.3% discount to Ioneer’s closing price on Wednesday, 28 January 2026.

The proceeds raised via the Placement will accelerate the development of Ioneer’s 100% owned Rhyolite Ridge Lithium-Boron Project, primarily applied to:

•	Long lead items and early works;
•	Advance project readiness;
•	Fund environmental permitting expenses and commitments;
•	Pay other Rhyolite Ridge Project costs; and
•	Fund working capital, obligations under the closed DOE loan and general corporate purposes.

New shares issued under the Placement will rank pari passu with the existing ordinary shares in the capital of the Company.

Bell Potter Securities Limited and Canaccord Genuity (Australia) Limited acted as Joint Lead Managers and Bookrunners to the Placement.

Indicative Placement Timetable

Event	Date (2026)
Trading halt lifted and announcement of completion of the Placement	Friday, 30 January
Settlement of New Shares issued under the Placement	Thursday, 5 February
Allotment and commencement of trading of New Shares issued under the Placement	Friday, 6 February

The above timetable is indicative only and subject to change. The commencement of trading and quotation of New Shares issued under the Placement is subject to confirmation from ASX. Subject to the requirements of the Corporations Act 2001 (Cth), the ASX Listing Rules and other applicable rules, Ioneer reserves the right to amend this timetable at any time, either generally or in particular cases, without notice. All references to times above are to Sydney, Australia time.

Additional Details

Further details of the Placement are set out in the investor presentation released to the ASX on Friday, 30 January 2026 ("Investor Presentation"). The Investor Presentation contains important information including details about key risks and international offer restrictions with respect to the Placement, which should be read together with this announcement.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

—ENDS—

About Ioneer

Ioneer Ltd. is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is one of only a small number of lithium-boron ore deposits globally and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy’s Energy Dominance Financing Program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet Energy & Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors or join our online communities on X, Facebook, LinkedIn, Instagram and YouTube.

Important Notice and Disclaimer

This announcement should be read subject to the disclaimer contained in the Investor Presentation, such that references in the disclaimer to "this presentation" were references to this announcement. This announcement is not financial product, investment or other advice. Nothing in this announcement constitutes a recommendation to acquire the New Shares. Ioneer is not licensed to provide financial advice in relation to the acquisition of securities. This announcement does not contain all the information that investors and their professional advisers may require to make an investment decision in relation to Ioneer or the Placement, and should be read in conjunction with Ioneer's other periodic and continuous disclosure announcements (including the Investor Presentation) available at: https://www.asx.com.au/markets/trade-our-cash-market/announcements.inr. This announcement does not account for the investment objectives, financial circumstances or other particular needs of investors. Investors should seek any independent professional advice they may require in relation to this announcement.

Forward-Looking Statement

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. The forward-looking statements in this announcement are only as of the date of this announcement and are based on information available to Ioneer as at the date of this announcement. Forward-looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, 5 Suite 16.01 Level 16, 213 Miller Street North Sydney NSW 2060 www.Ioneer.com ABN 76 098 564 606 ASX: INR Nasdaq: IONR estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty (express or implied) is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee (express or implied) as to the past, present or the future performance of Ioneer. Actual results, performance or achievement may vary materially from any projections and forward-looking statements in this announcement and the assumptions on which those statements are based. Refer to Appendix B: Key Risks of the Investor Presentation. Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this announcement will under any circumstances create an implication that there has been no change in the affairs of Ioneer since the date of this announcement. You are strongly cautioned not to place undue reliance on any forward-looking statements, particularly in light of the current economic climate and significant volatility, uncertainty and disruption caused in relation to Ioneer.

Not an Offer in the United States

This announcement may not be distributed or released in the United States. This announcement is not, and does not constitute, an invitation or offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction, including the United States, in which it would be unlawful to make such an offer. The New Shares have not been, and will not be, registered under the U.S. Securities Act. Accordingly, the New Shares to be offered and sold in the Placement may not be offered or sold to any person in the United States unless they have been registered under the U.S. Securities Act or are offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable securities laws of any state or other jurisdiction of the United States.

Investor Relations

Chad Yeftich, Ioneer USA Corporation
Investor Relations
T: +1 775 993 8563
E: ir@ioneer.com

Media Relations
Daniel Francis, FGS Global
E: daniel.francis@fgsglobal.com